================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               HALLIBURTON COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


 COMMON STOCK, $2.50 PAR VALUE                                406216101
----------------------------------                        -------------------
 (Title of class of securities)                            (CUSIP number)

                              CLINT E. ABLES, ESQ.
                            DRESSER INDUSTRIES, INC.
                               POST OFFICE BOX 718
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 740-6000

                                 WITH A COPY TO:

                              DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

 (Name, address and telephone number of person authorized to receive notices and communications)

                                FEBRUARY 25, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Beneficial ownership percentages set forth herein assume that at February 23, 1998 there were 262,591,336 shares of Halliburton Company Common Stock outstanding.


                        (Continued on following page(s))
                              (Page 1 of 14 Pages)


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

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CUSIP No.          406216101                 13D                Page 2 of 14
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  1            NAME OF REPORTING PERSON:             DRESSER INDUSTRIES, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.                75-0813641
               OF ABOVE PERSON:
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  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                        (B) [X]
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  3            SEC USE ONLY

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  4            SOURCE OF FUNDS:                         NOT APPLICABLE

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  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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  6            CITIZENSHIP OR PLACE OF                          DELAWARE
               ORGANIZATION:

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     NUMBER OF                  7       SOLE VOTING POWER:          39,388,700**
       SHARES
                           -----------------------------------------------------
    BENEFICIALLY                8       SHARED VOTING POWER:           NONE
      OWNED BY
                           -----------------------------------------------------
        EACH                    9       SOLE DISPOSITIVE POWER:    39,388,700**
     REPORTING
                           -----------------------------------------------------
    PERSON WITH                 10      SHARED DISPOSITIVE POWER:          NONE

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  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY              39,388,700**
               REPORTING PERSON:

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  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
               CERTAIN SHARES:

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  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    13.0%
                                                                      (APPROX.)
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  14           TYPE OF REPORTING PERSON:                                    CO

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**All of such shares of common stock of Halliburton Company (the "Company") may be deemed to be beneficially owned, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Dresser Industries, Inc. ("Dresser") due to a stock option agreement between Dresser and the Company. The filing of this statement shall not be construed as an admission by Dresser that it is for the purpose of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Items 4 and 5.

Item 1.  Security and Issuer.
         -------------------

                  This statement on Schedule 13D relates to the common stock, $2.50 par value (the "Common Stock"), of Halliburton Company, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3600 Lincoln Plaza, 500 N. Akard, Dallas, Texas 75201.

Item 2.  Identity and Background.
         -----------------------

                  (a), (b), (c) and (f). This statement on Schedule 13D is filed on behalf of Dresser Industries, Inc., a Delaware corporation ("Dresser"). Dresser, together with its subsidiaries, is a supplier of products, technical services and project management for hydrocarbon energy-related activities that are primarily utilized in oil and gas drilling, production and transmission. The business address of Dresser is 2001 Ross Avenue, Dallas, Texas 75201. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Dresser is set forth on Appendix I hereto and incorporated herein by reference.

                  (d) and (e). During the past five years, neither Dresser, nor, to the best of its knowledge, any of its directors and executive officers, has
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  The Option (as defined below) was granted in consideration of entering into the Merger Agreement (as defined below) and Dresser granting a reciprocal option to the Company. Dresser did not pay any cash consideration in respect of the Option and has not purchased any shares of Common Stock thereunder.


Item 4. Purpose of Transaction.
        ----------------------

                  On February 25, 1998, Dresser, the Company and Halliburton N.C., Inc., a Delaware corporation and wholly-owned direct subsidiary of the Company ("Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides that, following the satisfaction or waiver of the conditions set forth therein, Acquisition will merge with and into Dresser, with Dresser continuing as the surviving corporation (the "Merger"). Each stockholder of Dresser will receive one share of Common Stock for each share of Dresser common stock. As a result of the merger, Dresser will become a wholly-owned direct subsidiary of the Company.

                  The Merger is conditioned upon, among other things, (i) approval by the stockholders of Dresser as to the Merger, (ii) approval by the stockholders of the Company as to the charter amendment increasing the number of authorized shares of Common Stock and the issuance of Common Stock pursuant to the Merger, (iii) the effectiveness of the Company's registration statement on Form S-4 to be filed with the Securities and Exchange Commission, (iv) the acceptance of the Common Stock to be issued in the Merger for listing on the New York Stock Exchange, subject to official notice of issuance, (v) the expiration of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (vi) the absence of any law, government regulation or order opposing the Merger, (vii) the party's respective accountants confirming in writing their views that the Merger qualifies for "pooling-of-interests" accounting treatment and (viii) the receipt by the Company and Dresser of opinions of their counsel that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by Dresser or the Company as a result of the Merger.

                  In connection with the execution of the Merger Agreement and to facilitate the consummation of the Merger, Dresser entered into a Stock Option Agreement, dated February 25, 1998 (the "Stock Option Agreement"), with the Company. Pursuant to the Stock Option Agreement, the Company has granted Dresser an irrevocable option (the "Option") to purchase 39,388,700 shares of Common Stock (the "Shares") at an exercise price of the lesser of (i) $44.00 per share and
(ii) the closing price of the Common Stock on the date of the exercise of the Option. The Option may be exercised by Dresser in whole or in part within one year after termination of the Merger Agreement in the event that the Merger Agreement is terminated in certain specified circumstances. The Merger Agreement also provides for the repurchase of Options and/or Shares by the Company under certain circumstances. Dresser must pay for the Shares in immediately available funds by wire transfer.

                  The foregoing summary of the Stock Option Agreement does not purport to be complete and is subject to all of the terms and provisions of the Stock Option Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

                  Except as set forth above, Dresser currently has no other plans nor intentions that could result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) and (b). Dresser, due to the option agreements with respect to the Common Stock set forth in the Stock Option Agreement and described in Item 4, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 39,388,700 shares of Common Stock, representing approximately 13% of the Company's outstanding shares of Common Stock. The filing of this statement shall not be construed as an admission by Dresser that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares.

                  Upon exercise of the Option, Dresser would have sole power to vote or to direct the vote of the Shares acquired pursuant to such exercise. Subject to the terms of the Stock Option Agreement, upon exercise of the Option, Dresser would have sole power to dispose or to direct the disposition of the Shares acquired pursuant to such exercise.

                  (c). No transactions in shares of Common Stock were effected by Dresser during the past 60 days.
                  (d).  Not applicable.
                  (e).  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------

                  Except for the Merger Agreement and the Stock Option Agreement, neither Dresser, nor, to the best of its knowledge, any other person named in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits
         ---------------------------------

                  The following are filed as exhibits hereto:

                  1. Agreement and Plan of Merger, dated February 25, 1998, by and among Halliburton Company, Halliburton, N.C., Inc.
and Dresser Industries, Inc.; and

                  2. Stock Option Agreement, dated February 25, 1998, by and among Dresser Industries, Inc. and Halliburton Company.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998


                                                     DRESSER INDUSTRIES, INC.



                                                     By: /s/ Clint E. Ables
                                                             -------------------
                                                             Clint E. Ables
                                                             Vice President and
                                                             General Counsel

                                 EXHIBIT INDEX

Exhibit No.          Description
----------           -----------


1. Agreement and Plan of Merger, dated February 25, 1998, by and among Halliburton Company, Halliburton, N.C., Inc. and Dresser Industries, Inc.; and

2. Stock Option Agreement, dated February 25, 1998, by and among Dresser Industries, Inc. and Halliburton Company.

                                   APPENDIX I


                  The following table sets forth the name, business address, position with Dresser and principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted by each director and executive officer of Dresser. The principal business address of Dresser is Post Office Box 718, 2001 Ross Avenue, Dallas, Texas 75201 and, unless otherwise indicated, the business address of each person listed below is the aforesaid address. All of the individuals listed below are citizens of the United States.


                                                      Position With Dresser;
   Name and                                           Principal Occupation or
Business Address                                           Employment
----------------                                      ------------------------

William E. Bradford                                   Director of Dresser;
                                                      Chairman of the Board of
                                                      Dresser since December
                                                      1996 and Chief Executive
                                                      Officer since November
                                                      1995; Director, Ultramar
                                                      Diamond Shamrock
                                                      Corporation; and Oryx
                                                      Energy Company.

Samuel B. Casey, Jr.                                  Director of Dresser;
Angell-Brown, Inc.                                    Director, Dixon
1250 N. Tamiami Trail                                 Ticonderoga Company;
Suite 306                                             Global Industrial
Naples, FL  34104                                     Technologies Inc.; and
                                                      Northbrook, Inc., a
                                                      Division of JMB, Inc.

Lawrence S. Eagleburger                               Director of Dresser;
Baker, Donelson, Bearman                              Senior Foreign Policy
  & Caldwell                                          Advisor, Baker, Donelson,
801 Pennsylvania Avenue NW                            Bearman & Caldwell,
Suite 800                                             Washington, D.C., since
Washington, DC  20004                                 January 1993; Director,
                                                      Phillips Petroleum
                                                      Company; Stimsonite;
                                                      Universal Corporation;
                                                      Corning Corp.; and COMSAT.

Sylvia A. Earle, Ph.D.                                Director of Dresser;
12812 Skyline Blvd.                                   Explorer in Residence,
Oakland, CA  94619-3125                               National Geographic
                                                      Society, Washington, D.C.,
                                                      since January 1998;
                                                      Consultant to Sea Web,
                                                      since July 1997; Founder
                                                      and Chairman since 1994,
                                                      Deep Ocean Exploration and
                                                      Research, Inc., Oakland,
                                                      California; Director, Oryx
                                                      Energy Company.

Rawles Fulgham                                        Director of Dresser;
Merrill Lynch & Co., Inc.                             Senior Advisor, Merrill
2121 San Jacinto                                      Lynch & Co., Inc., Dallas,
Suite 1110                                            Texas, financial services,
Dallas, TX  75201                                     since September 1989;
                                                      Director, BancTec, Inc.;
                                                      Global Industrial
                                                      Technologies Inc.; and NCH
                                                      Corporation.

John A. Gavin                                         Director of Dresser;
2100 Century Park West                                Chairman of the Board,
Los Angeles, CA  90067-6900                           President, and Chief
                                                      Executive Officer, Gamma
                                                      Services International,
                                                      Los Angeles, California;
                                                      Managing Director (Latin
                                                      America), Hicks, Muse,
                                                      Tate & Furst, since 1995;
                                                      Director, Atlantic
                                                      Richfield Company;
                                                      Pinkerton's, Inc.;
                                                      Krause's Furniture Co.;
                                                      Apex Mortgage Capital,
                                                      Inc.; International Wire
                                                      Holdings; Hotchkis and
                                                      Wiley, Mutual Funds; and
                                                      Kap Resources (Canadian).

Ray L. Hunt                                           Director of Dresser;
Hunt Consolidated, Inc.                               Chairman of the Board and
2000 Fountain Place                                   Chief Executive officer,
1445 Ross Avenue Dallas,                              Hunt Oil Company, Dallas,
TX 75202-2785                                         Texas; Chairman of the
                                                      Board, Chief Executive
                                                      officer, and President,
                                                      Hunt Consolidated, Inc.,
                                                      Dallas, Texas; Chairman of
                                                      the Board, Chief Executive
                                                      Officer and President, RRH
                                                      Corporation, Dallas,
                                                      Texas; Director,
                                                      Electronic Data Systems
                                                      Corporation; PepsiCo,
                                                      Inc.; Ergo Science
                                                      Incorporated; Security
                                                      Capital Group
                                                      Incorporated; and

                                                      Federal Reserve Bank of
                                                      Dallas.

J. Landis Martin                                      Director of Dresser;
TIMET                                                 President and Chief
1999 Broadway, Suite 4300                             Executive Officer of NL
Denver, CO 80202                                      Industries, Inc., Houston,
                                                      Texas; Chairman of
                                                      Titanium Metals
                                                      Corporation, Denver,
                                                      Colorado, Chief Executive
                                                      Officer since January
                                                      1995; Director, NL
                                                      Industries, Inc.; Titanium
                                                      Metals Corporation;
                                                      Tremont Corporation; and
                                                      Apartment Investment and
                                                      Management Corporation.

Lionel H. Olmer                                       Director of Dresser;
Paul, Weiss, Rifkind, Wharton                         partner, Paul, Weiss,
  & Garrison                                          Rifkind, Wharton &
1615 L Street, NW, #1300                              Garrison, law firm,
Washington, DC 20036                                  Washington, D.C.;
                                                      Director, SIPEX Corp.

Jay A. Precourt                                       Director of Dresser; Vice
Tejas Gas Corporation                                 Chairman and Chief
1301 McKinney, Suite 700                              Executive Officer, and,
Houston, TX  77010                                    since October 1996,
                                                      President of Tejas Gas
                                                      Corporation, Houston,
                                                      Tejas; Director, Coral
                                                      Energy, L.P.; Founders
                                                      Funds, Inc.; Texas Gas
                                                      Corporation; and the
                                                      Timken Company.

Donald C. Vaughn                                      Director of Dresser;
                                                      President and Chief
                                                      Operating Officer since
                                                      December 1996; Director,
                                                      The Houston Exploration
                                                      Company.

Richard W. Vieser                                     Director of Dresser;
4100 School Street                                    Director, Ceridian
Keene, NH 03431                                       Corporation; Global
                                                      Industrial Technologies
                                                      Inc.; Sybron
                                                      International; Varian
                                                      Associates, Inc.; and Berg
                                                      Electronics &
                                                      International Wire Corp.

George H. Juetten                                     Senior Vice President of
                                                      Dresser since July 1997;
                                                      Chief Financial Officer
                                                      since December 1996.

Michael J. Kammerer                                   Senior Vice President of
                                                      Dresser and President of
                                                      Engineered Equipment and
                                                      Systems Group since July
                                                      1997.

Robert J. Menerey                                     Senior Vice President of
                                                      Dresser and President of
                                                      Drilling and Production
                                                      Group since July 1997.

Patrick M. Murray                                     Senior Vice President of
                                                      Dresser and President of
                                                      Strategic Initiatives and
                                                      Acquisition/Divestiture
                                                      Group since July 1997.

A. Jack Stanley                                       Senior Vice President of
                                                      Dresser and President of
                                                      Engineering and
                                                      Construction Group since
                                                      July 1997.

G. Phillip Tevis                                      Senior Vice President of
                                                      Dresser and President of
                                                      Dresser Marketing Group
                                                      since July 1997.

Clint E. Ables                                        Vice President and General
                                                      Counsel of Dresser since
                                                      October 1993.

Paul M. Bryant                                        Vice President - Human
                                                      Resources of Dresser since
                                                      May 1993.

Ardon B. Judd, Jr.                                    Vice President -
1100 Connecticut Avenue N.W.                          Washington Counsel of
Suite 810 Washington, DC 20036                        Dresser since September
                                                      1986.

Rebecca R. Morris                                     Vice President - Corporate
                                                      Counsel of Dresser since
                                                      January 1994; Secretary
                                                      since November 1990.

David R. Smith                                        Vice President - Tax of
                                                      Dresser since January
                                                      1994.

William R. Bradle                                     Treasurer of Dresser since
                                                      October 1997.

Kenneth J. Kotara                                     Controller of Dresser
                                                      since December 1996.





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